ClearBridge Energy MLP Fund Inc.

55 Water Street

New York, New York 10041

June 20, 2011

VIA EDGAR

Re:	Request to Withdraw Form 8-A for Registration of Securities (File No. 001-34787)

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

ClearBridge Energy MLP Fund Inc., a Maryland corporation (the “Corporation”), hereby applies to withdraw Form 8-A for Registration of Securities (File No. 001-34787), filed with the Securities and Exchange Commission on June 8, 2011. Due to a printer error, the Form 8-A was erroneously filed under the Corporation’s CIK number instead of that of its affiliate ClearBridge Energy MLP Opportunity Fund Inc.

If you have any questions regarding this request, please do not hesitate to contact Jonathan Lieberman or Rafael Vasquez of Simpson Thacher & Bartlett LLP at (212) 455-2575 and (212) 455-3566, respectively.

CLEARBRIDGE ENERGY MLP FUND INC.

By:	/s/ William J. Renahan
William J. Renahan Assistant Secretary